UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

February 3, 2004

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933
Registrant's telephone number (including area code)

Item 9. Regulation FD Disclosure.

On February 3, 2004 First Financial Holdings, Inc. announced the results of the annual meeting on January 29, 2004. For more information regarding this matter, see the press attached hereto as Exhibit 99.1.

Exhibit Index.

Exhibit (99.1). Press release dated February 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: February 3, 2004

Exhibit 99.1

Press release dated February 3, 2004

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street · Charleston, S.C. 29401
843-529-5933 · FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact:	Dorothy B. Wright
	Vice President
	(843) 529-5601

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
RESULTS OF ANNUAL MEETING

Charleston, South Carolina (February 3, 2004) (NASDAQ: FFCH) – At the annual meeting of shareholders of First Financial Holdings, Inc. ("First Financial") held on January 29, 2004, A. L. Hutchinson, Jr. announced his retirement as Chairman of the Boards of First Financial and First Federal of Charleston ("First Federal"). At subsequent meetings, the Board of Directors elected James C. Murray as Chairman and Paul G. Campbell, Jr. as Vice Chairman of the Boards of First Financial and First Federal.

Also at the annual meeting, Gary C. Banks, Jr., Paula Harper Bethea and Paul G. Campbell, Jr. were re-elected to the Board of Directors for three-year terms to expire in January 2007. Shareholders also ratified the adoption of the 2004 Outside Directors Stock Options-for-Fees Plan and the 2004 Employee Stock Purchase Plan.

Effective with the meeting, Mr. Hutchinson was named Director Emeritus. A. Thomas Hood, President and Chief Executive Officer, stated, "We appreciate the many contributions Mr. Hutchinson has made to our Company. We are very fortunate to have had his business experience and loyal service as a Senior Loan Officer, President and CEO, and Director for 43 years."

Mr. Murray became a Director of First Financial and First Federal in 1991. Mr. Hood commented, "Mr. Murray has been an outstanding addition to First Financial and First Federal's Boards. He is one of the most recognized and respected business leaders in our region. We are pleased to have him serve as Chairman of First Financial and First Federal."

Mr. Campbell was elected to the Board of Directors of First Financial and First Federal in 1991. Mr. Hood commented, "Mr. Campbell's contributions to our Boards are numerous. His continued leadership will greatly benefit our Company and the communities we serve."

First Financial is the thrift holding company of First Federal which operates a total of 46 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, First Southeast Investor Services and First Southeast Fiduciary and Trust Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*